EXHIBIT 1

Notice regarding Conclusion of Share Exchange Agreement (Simplified Share-for-Share Exchange) to Make FUJI Corporation a Wholly-Owned Subsidiary of Nikke (The Japan Wool Textile Co., Ltd.)

To shareholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

May 13, 2021

To Whom It May Concern:

Company Name: Nikke (The Japan Wool Textile Co., Ltd.)

Representative: Kazuya Tomita, President and Representative Director

(Code: 3201, First Section of the Tokyo Stock Exchange)

Contact: Koji Fujiwara, Executive Officer, General Manager of Finance & Accounting Department

(TEL: 06-6205-6635)

Company Name: FUJI Corporation

Kuniaki Hihara, Representative Director and President

(Code: 3515 JASDAQ)

Contact: Yoshiki Murata, Managing Director, General Manager, Accounting & Finance

(TEL: 072-772-1101)

Notice regarding Conclusion of Share Exchange Agreement (Simplified Share-for-Share Exchange) to Make FUJI Corporation a Wholly-Owned Subsidiary of Nikke (The Japan Wool Textile Co., Ltd.)

The Japan Wool Textile Co., Ltd., known as Nikke (“Nikke”) and FUJI Corporation (“FUJICO”) resolved at its respective board of directors meeting held today to make Nikke a wholly-owning parent company and FUJICO a wholly-owned subsidiary through a share exchange (the “Share Exchange”) and the parties have concluded a share exchange agreement (the “Share Exchange Agreement”), as follows.

The Share Exchange is scheduled to take effect on September 1, 2021 by Nikke without obtaining the approval of the general meeting of shareholders in accordance with the simplified share-for-share exchange procedures pursuant to the main clause of Paragraph 2 of Article 796 of the Companies Act and by FUJICO upon obtaining the approval of the ordinary general meeting of shareholders scheduled to be held on June 29, 2021.

Prior to the effective date of the Share Exchange, FUJICO’s common stock (the “FUJICO Shares”) will be delisted on August 30, 2021 (the last trading day will be August 27, 2021) from the Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”), JASDAQ (Standard) (“JASDAQ”).

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To shareholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S.

court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Details

1.	Purpose of the Share Exchange

The Nikke Group consists primarily of Nikke, its 54 consolidated subsidiaries, and its four equity-method affiliates (including FUJICO) as of November 30, 2020. The Nikke Group is engaged in Textile & Clothing Materials Business, which focuses on the production and sale of textile products such as wool and woolen fabrics; Industrial Machinery & Materials Business, which focuses on the production and sale of textile products such as nonwoven fabrics and felts, tennis/badminton strings, fishing yarns, and industrial materials, the design, manufacture, and sale of industrial machinery and the design, installation and maintenance of environmental/energy system; Human & Future Development Business, which focuses on the development, leasing, and operation of commercial facilities such as shopping centers, the construction, sale, and leasing of real estate, the operation of horse riding, golf, tennis, and other sports facilities, management of children’s amusement facilities, nursing care business, childcare business, and franchise business of mobile phone sales and video rental; and Consumer Goods & Services, which focuses on wholesale of bed and bedding, knitting yarn, furniture, horse gear and other equestrian goods, daily necessities for 100-yen stores, manufacture and sale of stamps and inks, and warehouse management and logistics business. Based on the company philosophy of being a corporate group that is gentle and warm to people and the planet, we will take on challenges with enthusiasm and pride. Nikke Group aims to be a company creating future lifestyles through diverse businesses related to people’s lives as described above. To realize this company philosophy, on January 14, 2016, the Nikke Group announced its medium-to long-term vision, Nikke Group RN (Renewal Nikke) 130 Vision, and has restructured its direction, corporate image, and management strategy for the next ten years with the aim of increasing its corporate value over the medium to long term. The current fiscal year (ending November 30, 2021) is the first year of the Second Medium-Term Business Plan (FY2021-FY2023), which is the second phase of the Nikke Group RN130 Vision. While paying close attention to the impact of the coronavirus, Nikke Group is implementing its basic strategies to recover to the record-high level of sales and income achieved in the fiscal year ended November 30, 2019 and, as a critical year for renewing this, to prioritize the allocation of resources to growing businesses and new businesses, expand overseas businesses, and improve capital efficiency.

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FUJICO Group is composed of FUJICO and its eight consolidated subsidiaries. As a comprehensive non-woven fabric and felt manufacturer, the FUJICO Group is committed to contributing to society by pursuing fair and honest business activities, pursuing the well-being of all employees, and manufacturing non-woven fabrics and felts. Based on this basic philosophy, the FUJICO Group is striving to develop new technologies that take advantage of the characteristics of non-woven fabrics and felts, and to create more user-friendly products together with customers in a wide range of fields, from cutting-edge technology fields, such as high-temperature insulation molded insulation materials and electrode felts for NAS batteries, to everyday consumer goods, such as carpets.

The Industrial Machinery & Materials Business Division of the Nikke Group (to which FUJICO Group also belongs) has been working to increase its earnings globally, with particular focus on the automotive and environment-related markets as growth areas. Specifically, in the automobile-related market, with respect to EV (electric vehicles) and other materials for environmental vehicles, Nikke Group is working to expand sales of materials and EV motors cohesion to meet the growing demand for quietness, and to expand its global sales bases in Europe, Asia, and elsewhere. In the environment-related market, Nikke Group is aiming for a 10% share in China for high-performance filters for the environment by expanding sales of products for refuse incineration facilities along with the expansion of plants in Jiangsu Province, China. Environmental regulations are being strengthened, both domestically and internationally, in line with the trend toward decarbonization on a global basis, and society’s interest in and awareness of the environment is growing (in particular, through the stronger environmental measures by the Chinese government and the return of U.S. to the Paris Agreement). Demand for EV-related materials and environment-related materials is expected to expand in the global markets more than in the domestic market, and the expansion of businesses targeting overseas markets is an urgent task.

FUJICO Group mainly manufactures and sells non-woven fabrics for industries such as environmental and energy materials, industrial materials, and interior decoration and automotive materials. However, as it may have peaked in the domestic market, the Group is exposed to intense price competition due to factors such as increases in imported non-woven fabrics from the rise of China and other emerging countries. In order for FUJICO Group to achieve sustainable development under such environment, FUJICO Group believes it is crucial to capture local demand by expanding into growing markets overseas, and to continuously introduce novel and attractive new products into the market to create new demand. Accordingly, FUJICO Group is focusing on improving its earnings structure under its key policies of expanding globally, creating value added, establishing production bases, and building a solid business foundation.

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In the automotive and environmental markets, which are expected to grow as mentioned above, Nikke Group believes that it is urgently needed to expand its business into overseas markets in the future. In the non-woven fabric business in particular, Ambic Co., Ltd. (“Ambic”), a subsidiary of Nikke, had limited capabilities to build such competitive environment on its own to face strong overseas manufacturers, and as such, Nikke Group was seeking partners for collaboration. Accordingly on May 14, 2020, Nikke, Ambic and FUJICO concluded a capital and business alliance agreement as FUJICO’s growth strategies and challenges met with those of Nikke Group. Synergies in the capital and business alliance described above are expected to include the sharing of purchasing and sales management know-how and information, joint research and development, and the mutual use of overseas sales channels and networks. To date, Nikke, Ambic and FUJICA have strengthened their alliance primarily through the non-woven fabric business developed by Ambic. Specifically, personnel exchanges in various fields of Nikke Group and FUJICO Group have been realized, and reorganization of the production system, such as transfer of the felt production of the Tatebayashi Plant of FUJICO to Ambic, has become possible. From the perspective of promoting overseas business, Nikke Group and FUJICO Group have strengthened sales activities to promote mutual sales of their respective products, centered on their respective overseas bases.

On the other hand, while Nikke Group has pursued various measures through the above-mentioned capital and business alliance, it does not believe that the anticipated synergies, such as the sharing of purchasing and sales management know-how and information, the implementation of joint research and development, and the mutual use of overseas sales channels and networks, have been fully leveraged under the current capital and business alliance. For example, with respect to the expansion of overseas business (expansion of overseas business in the Industrial Machinery & Materials Business and collaboration with FUJICO) which is outlined in the basic strategy of Nikke Group’s medium-term management plan, “RN130 Vision 2nd Medium-Term Management Plan (FY 2021-2023),” Nikke Group aimed to expand business by mutually complementing the sales bases of Ambic and FUJICO overseas. However, due to certain limitations in consideration of FUJICO’s independence as a listed company and the possibility of conflicts of interest with FUJICO’s minority shareholders, under the current capital and business alliance, the sales channels and networks have not been mutually utilized. In addition, Nikke Group believes that there is room for improvement in FUJICO Group’s production facility utilization rate and productivity, as well as accelerating the decision-making, in collaboration through the above-mentioned capital and business alliance. However, there are certain limitations even in promoting these measures, including the sharing of purchasing and sales management know-how and information and the implementation of joint research and development, considering the independence of FUJICO as a listed company and the possibility of conflicts of interest with FUJICO’s minority shareholders. Based on the above, Nikke Group has come to believe that FUJICO needs to become a wholly-owned subsidiary of Nikke in order to further promote such measures and maximize the corporate value of Nikke Group and FUJICO Group in order to fully realize the synergies anticipated upon the conclusion of the above-mentioned capital and business alliance agreement. Accordingly, in December 2020, Nikke made an initial proposal to FUJICO to commence discussions on making it a wholly-owned subsidiary.

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FUJICO’s business performance had been sluggish even before receiving the proposal from Nikke, and in light of the significant decline in the performance of the interior and automotive materials divisions due to the impact of the coronavirus, FUJICO believed that it needed to drastically improve its management as soon as possible. Specifically, although FUJICO needed to improve its high-cost structure stemming from low-productivity manufacturing systems and administrative systems, as well as take measures to appropriately consolidate manufacturing facilities with low operating rates, FUJICO’s understanding was that it would take time and a great deal of money if it were to implement such measures alone. In light of this background, FUJICO considered it possible to further improve its business conditions if it could receive further support from Nikke Group by becoming a wholly-owned subsidiary of Nikke, and positively considered becoming a wholly-owned subsidiary in response to the initial proposal from Nikke. As a result, FUJICO concluded that by becoming a wholly-owned subsidiary of Nikke, it will be able to receive support such as promotion of integration with the production facilities held by Nikke Group and further support in terms of human resources. In addition, by accelerating management decision-making regarding the management of the non-woven fabric business unified with Ambic and enabling the implementation of flexible measures, it will be possible to drastically resolve the aforementioned issues at an earlier stage, as well as reduce the costs required to maintain FUJICO’s listing and allocate such funds to growth-oriented investments. FUJICO will be able to steadily increase its corporate value through the accumulation of these efforts.

Based on these considerations, both Nikke and FUJICO agreed that making FUJICO a wholly-owned subsidiary of Nikke through the Share Exchange would contribute to enhancing the corporate value of both Nikke and FUJICO, as well as those of the respective Groups, and would be beneficial to the shareholders of both Nikke and FUJICO. Accordingly, Nikke and FUJICO reached an agreement after consideration and discussion on the Share Exchange, and decided to implement the Share Exchange with the aim of making FUJICO a wholly-owned subsidiary of Nikke by resolution of the board of directors of both companies at meetings respectively held today.

2.	Summary of the Share Exchange

(1) Schedule of the Share Exchange

(i) Record date of the ordinary general meeting of shareholders (FUJICO)	March 31, 2021
(ii) Date of resolution by the board of directors regarding the conclusion of the Share Exchange Agreement (both companies)	May 13, 2021
(iii) Date of the Share Exchange Agreement (both companies)	May 13, 2021
(iv) Date of the ordinary general meeting of shareholders (FUJICO)	June 29, 2021 (scheduled)
(v) Last trading day (FUJICO)	August 27, 2021 (scheduled)
(vi) Date of delisting (FUJICO)	August 30, 2021 (scheduled)
(vii) Effective date of the Share Exchange	September 1, 2021 (scheduled)

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Note 1:	The Share Exchange is scheduled to be implemented by Nikke without obtaining the approval of the general meeting of shareholders in accordance with the main clause of Paragraph 2 of Article 796 of the Companies Act through the simplified share-for-share exchange procedure.
Note 2:	The above schedule may be amended by mutual agreement if necessary due to the procedural necessity for the Share Exchange or for other reasons.

(2) Method of the Share Exchange

Nikke and FUJICO will conduct the Share Exchange through which Nikke will become a wholly-owning parent company of FUJICO and FUJICO will become a wholly-owned subsidiary of Nikke. The Share Exhcnage by Nikke is scheduled to take effect on September 1, 2021 pursuant to the simplified share-for-share exchange procedures in accordance with the main clause of Paragraph 2 of Article 796 of the Companies Act without obtaining the approval of the general meeting of shareholders, and by FUJICO after obtaining the approval of the ordinary general meeting of shareholders scheduled to be held on June 29, 2021.

(3) Particulars of the allotment relating to the Share Exchange

	Nikke (Wholly-owning parent company in the Share Exchange)	FUJICO (Wholly-owned subsidiary in the Share Exchange)
Allotment ratio for the Share Exchange	1	3.05
Number of shares to be delivered under the Share Exchange	Common stock of Nikke: 1,905,164 shares (scheduled)
Note 1 :	Allotment ratio of stocks

For each share of FUJICO, 3.05 shares of common stock of Nikke (“Nikke Shares”) will be delivered by allotment. However, Nikke Shares will not be allotted under the Share Exchange for the FUJICO Shares held by Nikke (307,000 shares as of today).

The above allotment ratio (the “Share Exchange Ratio”) for the Share Exchange is subject to change upon consultation between both companies if there is a material change in the terms on which the calculation is based.

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Note 2:	Number of shares of Nikke to be delivered through the Share Exchange

Upon the Share Exchange, Nikke will allot and deliver a number of Nikke Shares to the shareholders of FUJICO (except for Nikke) listed or recorded on the shareholder register at the time immediately before (hereinafter referred to as the “Base Time”) at which Nikke acquires all of the issued and outstanding shares of FUJICO through the Share Exchange, calculated based on the total number of FUJICO Shares held by such shareholders multiplied by 3.05. In addition, all treasury shares held by Nikke (14,752,611 shares as of November 30, 2020) are to be appropriated to Nikke Shares under the Share Exchange, and Nikke does not plan to issue new shares. In accordance with a resolution of the board of directors to be held on or before the effective date of the Share Exchange, FUJICO intends to cancel all of the treasury shares that it holds at the time immediately prior to the Base Time (including treasury shares acquired by FUJICO through the purchase of shares in connection with the share purchase demand to be exercised pursuant to the provisions of Paragraph 1 of Article 785 of the Companies Act in relation to the Share Exchange).

The total number of Nikke Shares to be allotted and delivered through this Share Exchange may be revised in the future due to the repurchase and cancellation of treasury shares by FUJICO.

Note 3:	Treatment of shares constituting less than one unit

Shareholders of FUJICO who will hold shares in Nikke constituting less than one unit (less than 100 shares) as a result of the Share Exchange cannot sell such shares in the financial instruments exchange market, but will be entitled to use the following systems concerning the shares of Nikke constituting less than one unit after the effective date of the Share Exchange.

(i) Additional purchase system for shares constituting less than one unit

Pursuant to Paragraph 1 of Article 194 of the Companies Act and the provision of the Articles of Incorporation of Nikke, shareholders of shares constituting less than one unit may demand that Nikke sell the number of Nikke Shares that, when added to the shares constituting less than one unit held by such shareholders, will equal to one unit (100 shares).

(ii) Buyback system for shares constituting less than one unit

Pursuant to the provisions of Paragraph 1 of Article 192 of the Companies Act, shareholders of shares constituting less than one unit may demand that Nikke buy back the shares constituting less than one unit held by such shareholders.

Note 4:	Treatment of fractions less than one share

In the event the number of Nikke Shares to be delivered to the shareholders of FUJICO as a result of the Share Exchange results in a fraction of less than one share, in accordance with the provisions of Article 234 of the Companies Act and other relevant laws and regulations, Nikke will sell the number of Nikke Shares equivalent to the sum of such fractions (any fraction of such sum of less than one shall be rounded off) and pay the proceeds of such sale to the shareholders of FUJICO who will receive such fraction in proportion to such fractions.

(4) Treatment of stock acquisition rights and bonds with subscription rights to shares upon the Share Exchange

FUJICO has not issued any stock acquisition rights or bonds with subscription rights to shares.

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3.	Basis for the financial analysis of the contents of allotment relating to the Share Exchange, etc.

(1) Basis and reasons for the allotment

As described in “1. Purpose of the Share Exchange” above, in December 2020, Nikke made a proposal to FUJICO regarding the Share Exchange, and after serious discussions and negotiations between the companies, the parties came to the conclusion that making FUJICO a wholly-owned subsidiary of Nikke is the best decision to enhance the respective corporate values of Nikke and FUJICO.

As described in “(4) Measures to ensure fairness” below, Nikke and FUJICO have each selected Mizuho Securities Co., Ltd. (“Mizuho Securities”) and AGS Consulting Co., Ltd. (“AGS Consulting”) as their financial advisors, respectively, in order to ensure the fairness of the Share Exchange Ratio to be used in the Share Exchange and the content of the Share Exchange described in “(3) Details of the Share Exchange.” In addition, Nikke has selected Chuo Sogo Law Office, P.C. (“Chuo Sogo”), and FUJICO has selected HOKUTO Law Office (“HOKUTO”) and Atsumi & Sakai (“Atsumi & Sakai”), as their respective legal advisors and commenced full-fledged deliberations.

Based on the report of the share exchange ratio analysis received from Mizuho Securities, the financial advisor, on May 12, 2021, the advice from Chuo Sogo, the legal advisor, and the results of due diligence conducted by Nikke on FUJICO, Nikke reached the conclusion after careful discussions and examinations that it is appropriate to conduct this Share Exchange based on the Share Exchange Ratio.

As described in “(4) Measures to ensure fairness,” below, based on the report of the share exchange ratio analysis received from AGS Consulting, the financial advisor, on May 12, 2021, the advice from HOKUTO and Atsumi & Sakai, and as described in “(5) Measures to avoid conflicts of interest” below, based on the report received from the Special Committee consisting of independent committee members that have no conflict of interest with Nikke and the results of due diligence conducted by FUJICO on Nikke, FUJICO conducted careful discussions and examinations on conducting the Share Exchange based on the Share Exchange Ratio. As a result, it reached the conclusion that it is appropriate to conduct this Share Exchange based on the Share Exchange Ratio.

As described above, Nikke and FUJICO carefully considered the results of due diligence conducted by both companies with reference to the financial analysis results and advice obtained from their respective financial advisors and advice from their respective legal advisors. After comprehensively considering the financial condition, performance trends, share price trends, etc. of both companies, Nikke and FUJICO held negotiations and consultations on several occasions regarding the Share Exchange Ratio. As a result, the two companies reached the conclusion that the Share Exchange Ratio was appropriate for the shareholders of both Nikke and FUJICO, and decided to implement the Share Exchange based on the Share Exchange Ratio, and the board of directors of both companies resolved to conclude the Share Exchange Agreement between both companies today.

Pursuant to the Share Exchange Agreement, the Share Exchange Ratio is subject to change upon the agreement of both companies in the event of a material change in the terms upon which the calculation is based.

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(2) Matters related to the financial analysis

(i) Names of the financial advisors and their relationships with Nikke and FUJICO

Both Mizuho Securities, a financial advisor of Nikke, and AGS Consulting, a financial advisor of FUJICO, are financial advisors independent from Nikke and FUJICO, and are not related parties of Nikke and FUJICO, and do not have any material interest to be stated with respect to the Share Exchange.

(ii) Summary of the financial analysis

As the shares of both Nikke and FUJICO are listed on the financial instruments exchange markets and have a market share price, Mizuho Securities conducted the financial analysis using market share price method (using the simple average closing share prices on the Tokyo Stock Exchange for the one-month, three-months, and six-months periods up to May 12, 2021, the record date for the calculation) and the DCF (discounted cash flow) method to reflect the state of future business activities in the financial analysis.

The ranges of the financial analysis of FUJICO using each method based on the Nikke shares having per share value of 1 are as follows:

Method used	Result of financial analysis of the share exchange ratio
Market share price method	2.52～2.73
DCF method	1.73～3.09

In calculating the above share exchange ratio, Mizuho Securities has used information provided by both companies and publicly available information, and has not independently verified the accuracy and completeness of such information, based on the assumption that all of the materials and information provided by both companies are accurate and complete, and that there is no fact undisclosed to Mizuho Securities that may have a material impact on the financial analysis of the share exchange ratio. In addition, Mizuho Securities has assumed that the business outlook and financial forecasts of both companies have been reasonably prepared based on the best forecasts and judgments obtained at the time by the management of both companies. The business outlook and financial forecasts of Nikke have been revised, upon the approval of Nikke, to reflect the feasibility of their financial forecasts. In addition, Mizuho Securities has not conducted any independent valuation or assessment of the assets and liabilities (including contingent liabilities) of both companies and their subsidiaries and affiliates, nor has it requested for an appraisal or assessment from a third-party agent.

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Financial forecasts for Nikke include fiscal years that are expected to increase or decrease significantly compared to the previous fiscal year. Specifically, for the fiscal year ending November 30, 2021, ordinary profits are expected to be approximately JPY8,095 million, a significant decrease of 30% or more compared to ordinary profits for the previous fiscal year due to the decrease in investment income under the equity method. Also for the fiscal year ending November 30, 2022, net income before tax is expected to be approximately JPY9,871 million, a significant increase of 30% or more compared to net income before tax for the previous fiscal year due to the absence of negative factors such as the one-time extraordinary loss related to the coronavirus incurred during the fiscal year ending November 30, 2021. FUJICO’s financial forecasts also include fiscal years in which it expects a significant increase or decrease in profits compared to the previous fiscal year. Specifically, due to the decreasing number of exhibitions as a result of conversion of large-scale exhibition halls into media centers in the wake of the Tokyo Olympics, gradual return of the economy to normalcy following the coronavirus pandemic, as well as recovery in production capacity and improvement in production efficiency resulting from the reconstruction of production facilities burned down by a fire at the Ichinoseki Plant in October 2020 from the fiscal year ending March 31, 2022 to the fiscal year ending March 31, 2024, an operating loss of approximately JPY129 million and ordinary loss of approximately JPY19 million for the fiscal year ending March 31, 2022, operating loss of approximately JPY13 million and ordinary income of approximately JPY96 million for the fiscal year ending March 31, 2023, and operating income of approximately JPY108 million, ordinary income of approximately JPY218 million and net income before tax of approximately JPY218 million are expected for the fiscal year ending February 29, 2024, with an increase of more than 30% expected compared to net income before tax for the previous fiscal year. For the fiscal year ending March 31, 2022, net income before tax is expected to be approximately JPY441 million, an increase of more than 30% compared to net income before tax for the previous fiscal year, due to an expected extraordinary profit from insurance claims related to the fire at the Ichinoseki Plant. For the fiscal year ending March 31, 2023, however, net income before tax is expected to be approximately JPY96 million, a decrease of more than 30% compared to net income before tax for the previous fiscal year, due to the absence of one-time factors contributing to extraordinary profit. These financial forecasts of Nikke and FUJICO do not assume the implementation of the Share Exchange.

As Nikke Shares and FUJICO Shares are listed on the financial instruments exchange markets and have a market share price, AGS Consulting used the market share price method, and the DCF method to reflect the state of future business activities of both companies in the financial analysis.

The ranges of the financial analysis of FUJICO Shares using each method based on the Nikke Shares having per share value of 1 are as follows:

Method used	Ranges of the share exchange ratio analyzed
Market share price method	2.52～2.73
DCF method	2.23～4.11

Under the market share price method, with respect to Nikke Shares, the closing share price on May 12, 2021, the record date for the financial analysis, the simple average closing share price for the one-month period from April 13, 2021 up to the record date, the simple average closing share price for the three-months period from February 13, 2021 up to the record date, and the simple average closing share price for the six-months period from November 13, 2020 up to the record date, each on the First section of the Tokyo Stock Exchange for Nikke Shares are used in the financial analysis. With respect to Fujico Shares, the closing share price on April 26, 2021, the last day before the record date in which a trading was closed, the simple average closing share price for the one-month period from April 13, 2021 up to the record date, the simple average closing share price for the three-months period from February 13, 2021 up to the record date, and the simple average closing share price for the six-months period from November 13, 2020 up to the record date, each on the Tokyo Stock Exchange JASDAQ for FUJICO Shares are used in the financial analysis, which is as of May 12, 2021.

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Under the DCF method, taking into account reasonable factors such as earnings forecasts and investment plans based on the business plan prepared by Nikke, the corporate value and share value of Nikke was evaluated by discounting the free cash flow to be generated in the future by a certain discount rate to the present value. The corporate value and share value of FUJICO was evaluated by discounting the future cash flows that is based on financial forecasts prepared by FUJICO to the present value at a certain discount rate.

In calculating the share exchange ratio, AGS Consulting has used information provided by Nikke and FUJICO and publicly available information such as market data, as well as financial, economic and market indicators, etc., based on the assumption that all such materials, information, etc. are accurate and complete, and has not independently verified their accuracy, validity, and completeness. AGS Consulting has not conducted any independent valuation or assessment of the assets and liabilities (including off-balance sheet assets and liabilities and other contingent liabilities) of both companies and their affiliates, nor has it requested for an appraisal or assessment from a third-party agent. In addition, AGS Consulting assumed that there are no facts undisclosed to AGS Consulting that may have a material impact on the financial analysis of the share exchange ratio. AGS Consulting has assumed that the financial projections of Nikke and FUJICO, which were used for the financial analysis using the DCF method, have been reasonably prepared based on the best forecasts and judgments obtained at the time by the management of both companies, after conducting a question-and-answer session to each of Nikke and FUJICO, verifying their formulation procedures and details, and confirming that there were no particular irrational points as the assumptions for the financial analysis of the share exchange ratio.

Nikke’s financial forecasts, which AGS Consulting used as assumptions for its DCF method-based analysis, include fiscal years in which a significant increase or decrease in profit is expected. Specifically, ordinary income for the fiscal year ending November 30, 2021 is expected to be JPY8,307 million, a significant decrease from the ordinary income for the previous fiscal year. This is mainly due to a decrease in investment income under the equity method. Net income before tax and other adjustments for the fiscal year ending November 30, 2022 is expected to be JPY9,753 million, a significant increase compared to the net income before tax for the previous fiscal year. This is mainly due to the absence of one-time negative factors, such as the loss related the coronavirus incurred during the fiscal year ending November 30, 2021. Such Nikke’s financial forecasts do not assume the implementation of the Share Exchange.

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FUJICO’s financial forecasts, which AGS Consulting used as assumptions for its DCF method-based analysis, include fiscal years in which it expects a significant increase or decrease in profits. Specifically, significant improvements in profit and loss are expected compared to previous fiscal years, with an operating loss of JPY106 million for the fiscal year ending March 31, 2022, an operating income of JPY33 million for the fiscal year ending March 31, 2023, and an operating income of JPY154 million for the fiscal year ending March 31, 2024. This is mainly due to the decreasing number of exhibitions as a result of conversion of large-scale exhibition halls into media centers in the wake of the Tokyo Olympics, gradual return of the economy to normalcy following the coronavirus pandemic, and the expected improvement in sales and a contribution to profits as a result of a recovery in production capacity and improvement in production efficiency resulting from the reconstruction of production facilities burned down by a fire at the Ichinoseki Plant in October 2020. FUJICO’s financial forecasts do not assume the implementation of the Share Exchange, except for the reduction of costs required to maintain FUJICO’s listing.

(3) Prospect of and reasons for delisting

As a result of the Share Exchange, FUJICO will become a wholly-owned subsidiary of Nikke on September 1, 2021 (scheduled), the effective date of the Share Exchange. FUJICO Shares will be delisted on August 30, 2021 (the last trading day will be August 27, 2021) following the prescribed procedures in accordance with the delisting criteria for share certificates of the Tokyo Stock Exchange. After delisting, FUJICO Shares may not be traded on the Tokyo Stock Exchange JASDAQ.

In this regard, Nikke Shares, which are the consideration for the Share Exchange, are listed on the Tokyo Stock Exchange, and even after the Share Exchange, Nikke Shares to be allotted and delivered as consideration for the Share Exchange can be traded on the Tokyo Stock Exchange. Therefore, Nikke and FUJICO believes that it can continue to provide liquidity for shareholders of FUJICO who are allotted 100 shares or more of Nikke Shares.

FUJICO shareholders who are to be allotted and delivered less than 100 shares of Nikke Shares cannot sell the shares on the financial instruments exchange market as they become less than one unit. However, such shareholders who will hold shares constituting less than one unit will be entitled to use the buyback system for shares constituting less than one unit or additional purchase system for shares constituting less than one unit, at their request. For details, please refer to “Note 3: Treatment of shares constituting less than one unit” in 2.(3) above.

In addition, for details on the rounding of fractions of less than one share as a result of the Share Exchange, please refer to “Note 4: Treatment of fractions less than one share” in 2.(3) above.

FUJICO’s shareholders may continue to trade their FUJICO Shares on the Tokyo Stock Exchange JASDAQ until the last trading day of August 27, 2021 (scheduled).

(4) Measures to ensure fairness

As Nikke already holds 307,000 FUJICO Shares (32.95% (rounded off to the third decimal place, the same applies to the calculation of shareholding ratio) as a percentage of 931,644 shares (total number of 1,000,000 issued shares minus 68,356 shares of treasury shares as of March 31, 2021), which makes FUJICO an equity-method affiliate of Nikke, and as there is a relationship between the two companies as described in “(13) Relationship between the parties” under 4. below, Nikke and FUJICO have considered it necessary to ensure fairness of the Share Exchange and have implemented measures to ensure fairness as follows.

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(i) Acquisition of financial analysis report from independent financial advisors

Nikke selected Mizuho Securities as a financial advisor independent from both companies, and obtained the financial analysis report on the Share Exchange Ratio on May 12, 2021. Please refer to “(2) Matters related to the financial analysis” in 3 above for an overview of the financial analysis report. Nikke has not obtained an opinion (Fairness Opinion) from Mizuho Securities regarding the fairness of the Share Exchange Ratio.

On the other hand, FUJICO selected AGS Consulting as a financial advisor independent from both companies, and on May 12, 2021, obtained a financial analysis report on the Share Exchange Ratio. Please refer to “(2) Matters related to the financial analysis” in 3 above for an overview of the financial analysis report. FUJICO has not obtained an opinion (Fairness Opinion) from AGS Consulting regarding the fairness of the Share Exchange Ratio.

(ii) Advice from independent law firms

Nikke has selected Chuo Sogo as its legal advisor and has been receiving legal advice on the methods and processes of the decision-making of the board of directors, including various procedures for the Share Exchange. Chuo Sogo is independent from both companies and has no material interest in both companies.

Meanwhile, FUJICO has selected HOKUTO and Atsumi & Sakai as its legal advisors and has been receiving advice from a legal point of view on the decision-making methods and processes of the board of directors, including the various procedures for the Share Exchange. HOKUTO and Atsumi & Sakai are independent from both companies and do not have any material interest in both companies.

(5) Measures to avoid conflicts of interest

As Nikke already holds 307,000 FUJICO Shares (shareholding ratio: 32.95%), which makes FUJICO an equity-method affiliate of Nikke, and as there is a relationship between the two companies as described in “(13) Relationship between the parties” under 4 below, FUJIKO has taken the following measures to avoid conflicts of interest in addition to the measures described in (4) above.

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(i)   Establishment of Special Committee and receipt of report

FUJICO established a special committee on January 15, 2021 consisting of a total of four members (the “Special Committee”), namely Mr. Osamu Shimizu (Attorney at MASS Partners Law Firm) and Mr. Haruhito Sakui, outside directors of FUJICO who have no interest in Nikke and have been notified to the Tokyo Stock Exchange as independent officers, Mr. Hiroyoshi Takemura, outside audit & supervisory board member of FUJICO who has no interest in Nikke and has been notified to the Tokyo Stock Exchange as an independent officer, and Mr. Tsutomu Ikeda (Certified Public Accountant at Akasaka Audit LLC), an outside expert who has no interest in Nikke. The Special Committee is intended to ensure careful decision-making process by FUJICO regarding the Share Exchange, to eliminate the possibility of arbitrariness and conflicts of interest in the decision-making process of FUJICO’s board of directors to ensure the fairness, and to confirm that making a decision at the said board of directors to effect the Share Exchange would not be disadvantageous to the interest of FUJICO’s minority shareholders. Fee for members of the Special Committee is limited to fixed remuneration and does not include incentive fees subject to the announcement or consummation of the Share Exchange.

In considering the Share Exchange, FUJICO has consulted the Special Committee about (a) matters relating to the reasonableness of the purpose of the Share Exchange (including whether the Share Exchange contributes to the enhancement of the corporate value of FUJICO), (b) matters relating to the appropriateness of the terms of the Share Exchange (including the appropriateness of the manner in which the Share Exchange is executed and the type of consideration), (c) the fairness of the procedures for the Share Exchange (including to what extent measures to ensure fairness should be taken), (d) based on (a) through (c) above, confirmation that the Share Exchange is not disadvantageous to FUJICO’s minority shareholders, and (e) whether the Share Exchange should be conducted or not considering (a) through (d) above (collectively referred to as the “Advisory Matters”). FUJICO has also given the Special Committee the authority to (I) conduct investigations related to the Share Exchange (including to inquire and request explanation from any officers or employees of FUJICO or advisors to FUJICO related to the Share Exchange regarding the matters required for consideration of the Advisory Matters, (II) request FUJICO to (i) communicate its proposals or questions as a Special Committee to the other party and (ii) set an opportunity for the Special Committee to directly consult with the other party (including its officers and employees involved in the Share Exchange and its advisors concerning the Share Exchange), (III) not approve an advisor elected by FUJICO if it considers questionable about the independence of such advisor elected by FUJICO, in which case FUJICO must respect the intention of the Special Committee to the maximum extent, and (IV) elect its own advisors to the Special Committee, at the expense of FUJICO, if deemed particularly necessary by the Special Committee. The Special Committee held a total of eight meetings from February 10, 2021 through May 12, 2021. The Special Committee also carefully considered the aforementioned Advisory Matters by collecting information through e-mail and other means outside of the meeting and holding discussions as necessary. Specifically, the Special Committee confirmed the performance and independence of HOKUTO and Atsumi & Sakai, the legal advisors to FUJICO, and AGS Consulting, the financial advisor to FUJICO, and approved their appointment. Then, FUJICO explained to the Special Committee, the purpose of the Share Exchange, the background to the Share Exchange, the formulation procedures and details of FUJICO’s business plan, which is the basis for calculating the Share Exchange Ratio, and the background of negotiations and the process of determining the terms of the Share Exchange, including the Share Exchange Ratio, and held a question-and-answer session.  In addition, Nikke explained, to the Special Committee, the purpose of the Share Exchange, the background to the Share Exchange, the management policy of FUJICO after the Share Exchange, the reasons for choosing a share exchange as a way of making FUJICO a wholly-owned subsidiary, and Nikke’s opinion on the Share Exchange Ratio, and held a question-and-answer session. FUJICO’s legal advisors, HOKUTO and Atsumi & Sakai, provided explanations on the decision-making methods and processes of FUJICO’s board of directors for the Share Exchange, measures to ensure fairness, measures to avoid conflicts of interest, methods of operation of the Special Committee, and the outcome of legal due diligence on Nikke, and held question-and-answer sessions. In addition, the Special Committee received an explanation from AGS Consulting of the outcome of financial and tax due diligence conducted on Nikke and held a question-and-answer session. In addition, the Special Committee received an explanation from AGS Consulting, which also acts as the financial advisor, regarding the method and results of the financial analysis of the share exchange ratio in this Share Exchange, and after conducting a question-and-answer session, etc., reviewed the reasonableness of it. Furthermore, based on the advice of the legal advisors, HOKUTO and Atsumi & Sakai, the Special Committee was substantially involved in negotiations with Nikke regarding the share exchange ratio, including approving the negotiation policy for the share exchange ratio and giving instructions to AGS Consulting.

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Following the above procedures, and based on the explanations, financial analysis results and other materials provided for consideration, the Special Committee submitted to the board of directors of FUJICO on May 12, 2021 a report stating that:

(a) The purpose of the Share Exchange is deemed to be reasonable because by making FUJICO a wholly-owned subsidiary of Nikke, contribution to enhancement of FUJICO’s corporate value can be expected by further promoting the utilization and support of Nikke’s abundant human and material management resources, particularly through the consolidation and closure of production facilities held by the Nikke Group, and collaboration in overseas expansion; (b) the terms and conditions of the Share Exchange are considered to be appropriate in light of the fact that (i) it was ensured that the environment for the Share Exchange would be regarded as practically the same as where such transaction conducted between independent parties, i.e., an environment where reasonable efforts are made to address issues of structural conflicts of interest and asymmetric information and to conduct the Share Exchange on terms as favorable as possible to minority shareholders while enhancing FUJICO’s corporate value; such efforts are believed to have been made in practice in consideration of the fact that FUJICO established a special committee, and while direct negotiations were conducted by FUJICO’s internal personnel and advisors as a basic policy for negotiation with Nikke, the special committee was substantially involved in the process of discussions and negotiations regarding the terms and conditions of the transaction by receiving ongoing reports from those in charge of negotiations in a timely manner, in expressing its opinions on important aspects, and in giving instructions and requests; FUJICO carefully considered the terms and conditions of the transaction in light of the results of the due diligence review of Nikke, including by referring to advice from AGS Consulting, the financial advisor, and from HOKUTO and Atsumi & Sakai, the legal advisors, in the course of the above discussions and negotiations; and directors and audit & supervisory board members who have interest were not allowed to participate in the discussion and negotiation process with Nikke; (ii) with respect to the reasonableness of the financial analysis of the share value and the relationship between the agreed-upon share exchange ratio and the financial analysis results, no particular unreasonable points were found in the process of preparing FUJICO’s business plan and its important preconditions, and in the method of analyzing the share value of FUJICO and Nikke by AGS Consulting, and as the Share Exchange Ratio is above the upper limit of the range derived by the market price method and within the range derived by the DCF method, the Share Exchange Ratio is considered to have been agreed upon in consideration of the above financial analysis results; the Share Exchange Ratio is comparable to the level of premiums in the past similar cases confirmed by the Special Committee; and (iii) with respect to the appropriateness of the method of implementation of the Share Exchange and the type of consideration, because the shares to be acquired by FUJICO shareholders will remain liquid as Tokyo Stock Exchange listed shares of Nikke is the consideration for the Share Exchange, and because FUJICO’s minority shareholders will continue to indirectly enjoy the benefits of the increase in FUJICO’s corporate value after the Share Exchange by holding the shares of Nikke because the Share Exchange is a transaction in which the FUJICO shareholders will receive shares of Nikke as consideration, no particular unreasonable points have been found with respect to the method of the Share Exchange and the type of consideration to be delivered to the FUJICO shareholders in the Share Exchange; (c) the procedures for the Share Exchange are deemed to be fair in light of the fact that (i) the board of directors of FUJICO consulted the Special Committee, which is composed of outside directors and experts who are independent from Nikke, and that the Special Committee can be deemed as having been substantially involved in the negotiation process with Nikke, (ii) the proposal for the conclusion of the Share Exchange Agreement is scheduled to be approved by all directors who have no interest, and to receive opinion from all audit & supervisory board members who have no interest, with no objections, at the board of directors’ meeting, (iii) advice from AGS Consulting, which is an independent financial advisor in connection with the Share Exchange, and from HOKUTO and Atsumi & Sakai, the independent legal advisors, have been obtained, (iv) a financial analysis report on the share exchange ratio has been obtained from AGS Consulting, an independent financial advisor in connection with the Share Exchange, and the financial analysis or valuation methods for and content of the share exchange ratio are deemed not to be particularly unreasonable, and (v) according to the draft disclosure documents for the Share Exchange, appropriate information disclosure is planned to be made; (d) based on (a) through (c) above, it is recognized that the Share Exchange is not disadvantageous to FUJICO’s minority shareholders; and (e) based on (a) through (d) above, it is considered appropriate to conduct the Share Exchange.

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(ii) Approval of all directors who have no interest in FUJICO and the opinion that no objection is made by all audit & supervisory board members who have no interest in FUJICO

Among the directors of FUJICO, Mr. Kuniaki Hihara concurrently serves as Director and Managing Executive Officer, and General Manager of Industrial Machinery & Materials Business Division of Nikke, Mr. Takehiro Okamoto serves as Managing Executive Officer and General Manager of Corporate Strategy Center of Nikke, Mr. Taiichi Matsumoto concurrently serves as Director and Business Development Manager, and Deputy General Manager of Corporate Management Division of Ambic, a wholly-owned subsidiary of Nikke and also a party to the capital and business alliance with FUJICO, and Mr. Masayoshi Higuchi also served concurrently as General Manager and full-time Manager of Industrial Machinery & Materials Business Division of Nikke until June 2020. Therefore, in order to avoid conflict of interest, none of these directors had participated in the deliberations and resolutions related to this Share Exchange at the board of directors meeting of FUJICO, nor participated in the discussions and negotiations on the Share Exchange in the position of FUJICO.

Among FUJICO’s audit & supervisory board members, Mr. Satoru Fujikawa concurrently serves as the Director and Executive Managing Officer in charge of operation, construction support division of Chuo-Nittochi Facilities Co., Ltd. (former trade name: Nippon Construction Co., Ltd.), a group company of Chuo-Nittochi Co., Ltd. (former trade name: Nippon Tochi-Tatemono Co., Ltd., “Nittochi”). Nittochi had been FUJICO’s largest shareholder prior to FUJICO’s capital and business alliance with Nikke and Ambic, and had transferred all of its FUJICO Shares to Nikke in the course of the capital and business alliance. Therefore, in order to avoid causing doubt in the fairness of deliberations, Mr Fujikawa has not participated in the discussions concerning the Share Exchange at the board of directors of FUJICO, nor has he participated in the discussions and negotiations regarding the Share Exchange in FUJICO’s capacity.

The proposal for the Share Exchange has been approved at the board of directors meeting of FUJICO by unanimous approval of six members, excluding Mr. Kuniaki Hihara, Mr. Masayoshi Higuchi, Mr. Taiichi Matsumoto and Mr. Takehiro Okamoto, out of the ten directors of FUJICO. Of the three audit & supervisory board members of FUJICO, two members, excluding Mr. Satoru Fujikawa, attended the discussion of such proposal, and all of them expressed their opinion that there would be no objection to the Share Exchange.

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4. Overview of companies that are parties to the share exchange

		Wholly-owning parent company in the Share Exchange	Wholly-owned subsidiary in the Share Exchange
(1)	Name	The Japan Wool Textile Co., Ltd.	FUJI Corporation
(2)	Address	47, Akashi-cho, Chuo-ku, Kobe	1-5, Gyoki-machi, Itami-shi, Hyogo
(3)	Title and Name of Representative	President and Representative Director Kazuya Tomita	President and Representative Director Kuniaki Hihara
(4)	Description of Businesses	Manufacture, processing and sale of wool, woolen and other textile products; sale, lease, management, operation and development of real estate; design, manufacture, repair and sale of industrial machinery, equipment, and facilities; management of culture, sports, and leisure facilities; manufacture and sale of related goods; nursing care; operation of child care facilities; and other incidental or related businesses	Manufacture and sale of nonwoven fabrics and felts
(5)	Paid-in Capital	JPY6,465 million (As of February 28, 2021)	JPY1,716 million (As of March 31, 2021)
(6)	Date of Incorporation	December 3, 1896	July 6, 1951
(7)	Number of shares outstanding	86,478,858 shares (As of February 28, 2021)	1,000,000 shares (As of March 31, 2021)
(8)	Fiscal year end	November 30	March 31
(9)	Number of employees	(Consolidated) 4,770 (As of November 30, 2020)	(Consolidated) 433 (As of March 31, 2021)
(10)	Major Business Partners	Domestic and overseas companies	Izumi-Cosmo Co., Ltd. Toray Industries, Inc.
(11)	Main banks	Sumitomo Mitsui Banking Corporation Mizuho Bank, Ltd. MUFG Bank, Ltd.	Mizuho Bank, Ltd. Sumitomo Mitsui Banking Corporation
(12)	Major Shareholders and Shareholding Ratio (The shareholding ratio is calculated by deducting treasury stock.)	The Master Trust Bank of Japan, Ltd. (Trust Account)	5.20%	The Japan Wool Textile Co., Ltd.	32.95%
		Mizuho Bank, Ltd.	4.46%	Mizuho Bank, Ltd.	4.98%
		Sumitomo Mitsui Banking Corporation	4.46%	Izumi-Cosmo Co., Ltd.	3.99%
		Nisshinbo Holdings Inc.	3.85%	FUJICO Employee Shareholding Association	3.65%
		MUFG Bank, Ltd.	3.54%	Shoji Nagai	3.21%
		Custody Bank of Japan, Ltd. (Trust Account)	3.36%	Sumitomo Mitsui Banking Corporation	2.48%
		Takenaka Corporation	2.79%	Toray Industries, Inc.	2.32%
		Nippon Life Insurance Company	2.44%	Nippon Life Insurance Company	2.15%
		Nikke Employee Shareholding Association	2.16%	Takayuki Nozoe	1.93%
		Teijin Frontier Co., Ltd.	1.95%	Manabu Kusumoto	1.74%
		(As of November 30, 2020)		(As of March 31, 2021)
(13)	Relationship between the parties
	Capital relationship	Nikke owns 307,000 FUJICO Shares (shareholding ratio: 32.95%).
	Personnel relationship	One director and one executive officer of Nikke serve as directors of FUJICO.
	Business relationship	Nikke and FUJICO entered into a capital-business alliance on May 14, 2020. The real estate owned by Nikke is partially leased to FUJICO.
	Status as a related party	FUJICO is an equity-method affiliate of Nikke and Nikke and FUJICO are mutually related parties.

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(14)	Operating results and financial position for the last 3 years (Millions of yen)
	Nikke (Consolidated)			FUJICO (Consolidated)
Fiscal year end	Year ended November 30, 2018	Year ended November 30, 2019	Year ended November 30, 2020	Year ended March 31, 2019	Year ended March 31, 2020	Year ended March 31, 2021
Consolidated net assets	89,135	93,344	95,714	8,875	8,362	7,766
Consolidated total assets	141,644	148,707	147,172	12,745	12,037	10,772
Consolidated net assets per share (yen)	1,212.69	1,264.35	1,310.05	9,526.36	8,975.48	8,336.46
Consolidated net sales	110,538	126,401	104,915	8,840	8,519	7,118
Consolidated operating income	8,368	10,472	9,048	△73	△167	△241
Consolidated ordinary income	9,128	11,165	12,655	△15	△120	△22
Net profit attributable to parent company shareholders	5,274	6,520	7,121	△619	△336	△709
Consolidated net income per share (yen)	72.26	89.70	98.57	△665.09	△361.70	△761.74
Dividends per share (yen)	22.00	26.00	27.00	65.00	5.00	5.00
Note 1:	Sales of both companies do not include consumption taxes (consumption taxes and local consumption taxes; the same hereafter).

5. Status of the wholly-owning parent company in the Share Exchange

Wholly-owning parent company in the Share Exchange
(1)	Name	Nikke (The Japan Wool Textile Co., Ltd.)
(2)	Address	47, Akashi-cho, Chuo-ku, Kobe
(3)	Title and name of representative	Kazuya Tomita, President and Representative Director
(4)	Description of businesses	Manufacture, processing and sale of wool, woolen and other textile products; sale, lease, management, and operation and development of real estate; design, manufacture, repair and sale of industrial machinery, equipment, and facilities; management of culture, sports, and leisure facilities; manufacture and sale of related goods; nursing care; operation of child care facilities; and other incidental or related businesses
(5)	Paid-in capital	To be determined
(6)	Fiscal year end	November 30
(7)	Net asset	To be determined
(8)	Total assets	To be determined

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6. Outline of accounting treatment

The Share Exchange falls under the category of “acquisition” under the “Accounting Standard for Business Combinations.” As a result of the Share Exchange, Nikke expects to incur goodwill or negative goodwill in its consolidated financial statements, but the amount of goodwill or negative goodwill to be incurred has not yet been determined at this time.

7. Future Outlook

FUJICO, an equity-method affiliate of Nikke, is expected to become a wholly-owned subsidiary of Nikke through this Share Exchange. At this time, we are unable to predict the impact of the Share Exchange on Nikke’s consolidated financial results. The impact on the results will be promptly announced if any revisions to forecast or timely disclosure become necessary.

- End -

Reference: Forecasts for the operating results for the current fiscal year and results for the previous fiscal year	(Millions of yen)

Nikke (Forecast for the current fiscal year announced on April 9, 2021)

	Consolidated net sales	Consolidated operating income	Consolidated ordinary income	Net profit attributable to parent company shareholders
Forecast for the current fiscal year (Year ending November 30, 2021)	107,000	8,600	8,200	4,000
Results for the previous fiscal year (Year ended November 30, 2020)	104,915	9,048	12,655	7,121

FUJICO

	Consolidated net sales	Consolidated operating income	Consolidated ordinary income	Net profit attributable to parent company shareholders
Results for the previous fiscal year (Year ended March 31, 2021)	7,118	△241	△22	△709

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